                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                     Commission File No. 1-3605

                           (Check One)
                 [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ]
             Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 2002

                  [  ]  Transition Report on Form 10-K and Form 10-KSB
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q and Form 10-QSB
                  [  ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:  N/A

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant:  Kaiser Aluminum & Chemical Corporation

      Former name if applicable:  N/A

      Address of Principal
      Executive Office (Street and Number):          5847 San Felipe, Suite 2600
      City, state and zip code                       Houston, Texas  77057

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
/X/         prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

           The Company respectfully requests an extension of time for the filing of its Form 10-Q for the quarterly period ended March 31, 2002, from
           May 15, 2002 to May 20, 2002. This request is primarily made as a result of the Company's recent change of its principal independent accountant, as reported on a Current Report on Form 8-K, dated April
           30, 2002. This extension is requested in order to allow additional time for the Company's new principal independent accountant to complete its review of the Company's interim financial statements prior to the Company's filing of its Form 10-Q as required by Rule
           10-01(d) of Regulation S-X.

           The Company is also evaluating the potential financial statement impacts of an unfavorable ruling it received on May 14, 2002 in respect of certain unfair labor practice claims.  This item is more fully discussed in a Current Report on Form 8-K also filed on May
           15, 2002.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

      Daniel D. Maddox                (713)                 267-3891
      (Name)                       (Area Code)         (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes    [  ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Excluding non-recurring items from both comparable periods, the
           Company's operating loss in the first quarter of 2002 will be smaller than that of the fourth quarter of 2001. Much of this improvement will be attributable to better results in the Bauxite and Alumina segment, where the Gramercy facility has effected a substantial reduction in its start-up costs and the Company's 49% owned affiliate, Kaiser Jamaica Bauxite Company, has improved its operating performance. The favorable impacts of these improvements in operating performance are expected to be partially offset by a significant increase in Corporate segment expenses as a result of higher pension, postretirement medical and other benefit expenses.

                   KAISER ALUMINUM & CHEMICAL CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:      May 15, 2002                By:           /S/ DANIEL D. MADDOX
                                                       Daniel D. Maddox
                                                 Vice President and Controller